UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

**Re: Functional Brands Inc.
Amendment No. 6 to Draft Registration Statement on Form S-1
Submitted on December 6, 2024
CIK No. 0001837254**

Dear Eric Gripentrog:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 18, 2024, letter.

<u>Amendment No. 6 to Draft Registration Statement on Form S-1</u>

<u>Cover Page</u>

1. We note the Cover Page of your Resale Prospectus states "[w]e intend to apply to list our common stock on the Chicago Board Options Exchange (“NASDAQ”), under the symbol “FBIC”." However, the Cover Page of the Public Offering Prospectus states the following: "We intend to apply to list our common stock on the Nasdaq Capital Market (“NASDAQ”), under the symbol “FBIC”." Please reconcile.

<u>Principal Shareholders, page 86</u>

2. We note your response to prior comment 1. Please revise your Principal Shareholders

table to reflect HOC's ownership interest in your company or otherwise advise.

Exhibits

3. We note your response to prior comment 23 and reissue, as Exhibit 10.18 is not in the proper text-searchable format. See Item 301 of Regulation S-T.

Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Linsky